UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

(Exact name of the registrant as specified in its charter)

Incorporated in Delaware	1-11605	No. 95-4545390
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 South Buena Vista Street, Burbank, California 91521
(Address of principal executive offices) (Zip code)

James A. Rasulo
(818) 560-1000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

With respect to products manufactured by or contracted to be manufactured by the Registrant and for which the Registrant believes conflict minerals (as defined in Item 1.01(d)(3) of Form SD) are necessary to the functionality or production of the product, the Registrant has conducted a reasonable country of origin inquiry to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country, or are from recycled or scrap sources. Based on that inquiry, the Registrant is unable to determine that (i) all necessary conflict minerals did not originate in the Democratic Republic of the Congo or an adjoining country, (ii) there is no reason to believe that any necessary conflict minerals may have originated, in the Democratic Republic of the Congo or an adjoining country, or (iii) all necessary conflict minerals came from recycled or scrap sources. Accordingly, the Registrant has completed a Conflict Minerals Report, which is filed herewith as Exhibit 1.01, and is available at http://cdn.media.thewaltdisneycompany.com/cdnmedia/
corporatecitizenship/documents/conflictmineralsreport2014.pdf.

Item 1.02 Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2014 is filed as Exhibit 1.01 hereto.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01     Conflict Minerals Report for Calendar Year 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE WALT DISNEY COMPANY
(Registrant)

By:	/s/ JAMES A. RASULO
James A. Rasulo, Senior Executive Vice President and Chief Financial Officer

May 29, 2015